EXHIBIT 99.2

FLORA GROWTH CORP.

(the “Corporation”)

BY-LAW NO. 2

A by-law to amend Section 10.12(a) of By-law No. 1-A of the Corporation

BE IT ENACTED as a by-law of the Corporation as follows:

Article 10, Section 10.12(a) of By-law No. 1-A is deleted in its entirety and the following is substituted therefor:

“10.12 (a) Quorum. Subject to the Act, at each meeting of shareholders, holders of a majority of shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, in the event that the Corporation is a reporting issuer, subject to any minimum quorum requirement for a shareholder meeting of any securities exchange upon which the Corporation’s shares are listed, at each meeting of the shareholders, the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. For the purposes of this section and section 10.22, “reporting issuer” includes:

(i) a corporation that is a ‘reporting issuer’ under Applicable Securities Laws;

(ii) in the case of a corporation that is not a ‘reporting issuer’ for the purpose of Applicable Securities Laws, a corporation:

(1) that has filed a prospectus, registration statement or similar document under any securities legislation in any jurisdiction within Canada or under the laws of a jurisdiction outside Canada;

(2) any of the securities of which are listed and posted for trading by the Corporation on a stock exchange or quotation system in or outside Canada; or

(3) that is involved in, formed for, resulting from or continued after an amalgamation, a reorganization, an arrangement or a statutory procedure, if one of the participating bodies corporate is a corporation to which subparagraph (1) or (2) applies.”

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The foregoing is the complete text of By-law No. 2 of the Corporation, as adopted by the board of the Corporation on June 30, 2022.

DATED June 30, 2022.
/s/ Luis Merchan
	Name:	Luis Merchan
	Title:	Chief Executive Officer

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